GEEK GIRL TECH PBC

(A Delaware Public Benefit Corporation)

FINANCIAL STATEMENTS

AND

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

YEAR ENDED

DECEMBER 31, 2017 AND 2016

HARSHWAL & COMPANY LLP
Certified Public Accountants
266 17th Street, Suite 200
Oakland, CA 94612
(510) 452-5051

GEEK GIRL TECH

TABLE OF CONTENTS

HARSHWAL & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Geek Girl Tech
Alameda, California

We have reviewed the accompanying balance sheet of Geek Girl Tech PBC (a Public Benefit Corporation), as of December 31, 2017 and 2016 and the related statements of income and equity, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Harshwal & Company, LLP
Certified Public Accountants

Harshwal & Company LLP

Oakland, California
July 31, 2018

CALIFORNIA
266 17th Street, Suite 200, Oakland, CA 94612
www.harshwal.com | T 510.452.5051 | F 510.452.3432

FINANCIAL STATEMENTS

GEEK GIRL TECH
BALANCE SHEET
DECEMBER 31, 2017 AND 2016

		2017		2016
ASSETS				
Current assets:				
Cash & bank	$	11,720	$	8,612
Total assets		11,720		8,612
LIABILITIES AND EQUITY				
Current liabilities:				
Account payable		18,353		2,964
Sales tax payable		677		247
Total liabilities		19,030		3,211
Equity:				
Equity balance		(7,310)		5,401
Total equity		(7,310)		5,401
Total liabilities and equity	$	11,720	$	8,612

The accompanying notes are an integral part of these financial statements

GEEK GIRL TECH
STATEMENTS OF INCOME AND EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
REVENUES		
Consulting fees	$ 109,893	$ 88,160
Total revenues	109,893	88,160
EXPENSES		
Cost of services	21,441	4,650
Advertisement & promotion	4,836	1,728
Automobile	2,625	5,001
Contractors	3,282	2,061
Education & training	4,019	1,558
Travel & entertainment	2,009	1,239
Office expenses	6,204	8,363
Tax & license	3,511	
Utilities	5,582	6,112
Professional fees	17,749	1,470
Rent	19,650	19,472
Payroll & wages	9,642	
Miscellaneous expenses	3,501	4,218
Total expenses	104,051	55,872
Net income/(loss)	5,842	32,288
Equity balance, beginning	5,401	(26,887)
Withdrawal of equity	(18,553)	
Equity balance, ending	$ (7,310)	$ 5,401

The accompanying notes are an integral part of these financial statements

GEEK GIRL TECH
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash flows from operating activities		
Net income	$ 5,842	$ 32,288
Changes in operating assets and liabilities		
Accounts payable	15,389	2,964
Sales tax payable	430	247
Net cash provided by operating activities	21,661	35,499
Cash flows from financing activities		
Addition/(Withdrawal) of equity capital	(18,553)	(26,887)
Net cash used by financing activities	(18,553)	(26,887)
Net increase/(decrease) in cash and cash equivalents	3,108	8,612
Cash and cash equivalents - beginning of year	8,612	
Cash and cash equivalents - end of year	$ 11,720	$ 8,612

The accompanying notes are an integral part of these financial statements

GEEK GIRL TECH
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

NOTE 1: NATURE OF ACTIVITIES

Geek Girl Tech PBC was formed on February 8, 2018 as a public benefit corporation located in Alameda (Califormia), under the provisions and subject to the requirements of the laws of the State of Delaware, for the purpose of organizing a corporation to conduct the business of providing technical direction, IT services, and solutions. The specific public benefit to be promoted by the corporation is to provide IT security and services while creating opportunities for women and other underrepresented people in tech.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

Geek Girl Tech prepares its financial statements in accordance with generally accepted accounting principles, which involves the application of accrual accounting: consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

Cash and Cash Equivalents

All highly liquid debt instruments with a maturity of one year or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3: CASH AND CASH EQUIVALENTS

As of December 30, 2017 and 2016, the organization's cash & bank balance consists of the following:

	2017	2016
Chase Checking Account	$ 11,720	$ 8,612

NOTE 4: ACCOUNTS PAYABLE

As of December 30, 2017 and 2016, the organization's accounts payable consists of the following:

	2017	2016
Credit cards payable	$ 18,353	$ 2,964

NOTE 5: EQUITY CAPITAL

The details of the member's equity as of and for the year ended December 31, 2017 and 2016 are as follows:

	2017	2016
JD contributions / drawings	$ (26,486)	$ (7,932)
Retained earnings	13,334	(18,955)
Net income	5,842	32,289
Total equity capital	$ (7,310)	$ 5,402

NOTE 9: EVALUATION OF SUBSEQUENT EVENTS

The management of Geek Girl Tech have reviewed the results of operations for the period of time from its year end December 31, 2017 through July 31, 2018, the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.